February 4, 2026

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Black Hills Corporation
Registration Statement on Form S-4 (Registration No. 333-293105)

Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Spire Global, Inc. (the “Company”) requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-4 (File No. 333-293105) to become effective on February 6, 2026 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Charles Lange of Faegre Drinker Biddle & Reath LLP via telephone at (215) 988-2642 or via e-mail at charles.lange@faegredrinker.com with any questions you may have. In addition, please notify Mr. Lange when this request for acceleration has been granted.

Very truly yours,

BLACK HILLS CORPORATION

By:	/s/ Kimberly F. Nooney
Name:	Kimberly F. Nooney
Title:	Chief Financial Officer

cc:	Charles Lange, Faegre Drinker Biddle & Reath LLP
Brandon Mason, Faegre Drinker Biddle & Reath LLP
Darren Nakata, Black Hills Corporation